UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 12

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Arthur McMahon III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,750
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,072,680,701
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,072,680,701

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,072,680,701

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.58% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 618,558
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 618,558
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03% (See Item 5.)

14 TYPE OF REPORTING PERSON*

PN

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Monroe Irr. Educational Trust

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,000,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,000,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.17% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*
PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,077,514,907
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,077,514,907

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,077,514,907

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59.85% (See Item 5.)

14 TYPE OF REPORTING PERSON*

IN

FL Investment Holdings LLC, Thermo Funding II LLC, Globalstar Satellite, L.P., Monroe Irr. Educational Trust and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to the Company’s Common Stock refer to the Company’s voting common stock.

This filing amends the Schedule 13D, Amendment No. 11 filed February 25, 2020, as follows:

Item 2. Identity and Background.

Monroe Irr. Educational Holdings is an irrevocable educational trust formed and controlled by Mr. Monroe. Its principal place of business is 1735 19th Street, #200, Denver, CO 80202. In the past five years, it has neither (a) been convicted in a criminal proceeding nor (b) been a party to a judicial or administrative proceeding or order.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the Lock-up Agreement described under Item 6 of this Schedule 13D, Amendment No. 12 in connection with the Terms Agreement described in the Company’s Current Report of Form 8-K filed with the SEC on September 7, 2022.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe served as the Company’s Chairman from April 2004 to September 2018, has served as the Company’s Executive Chairman since September 2018, and, except from July 2009 to July 2011, served as the Company’s Chief Executive Officer from January 2005 to September 2018.

Except as set forth in this Item 4, Thermo does not have any plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board.

The Reporting Persons may acquire or dispose of shares of Common Stock from time to time in the future if they identify attractive opportunities to do so. Any proposed disposition of shares of Common Stock would generally be subject to the Lock-up Agreement described in Item 6, below.

Item 5. Interest in Securities of the Issuer.

The calculations of percentages in this Schedule 13D, Amendment No. 12 are based on the number of shares of Common Stock (1,800,477,322 shares) outstanding on June 30, 2022. The information concerning the ownership of Common Stock of the Reporting Persons set forth on the cover pages hereto is expressly incorporated by reference for Items 5(a) and (b). The response to Item 6 of this Schedule 13D, Amendment No. 12 is expressly incorporated by reference for the purposes of Item 5(c). Except as set forth in this Item 6 of this Schedule 13D, Amendment No. 12, the Reporting Persons’ interests in the Company and the Common Stock have not changed in prior 60 days. Items 5(d) and 5(e) are not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

As more fully described in the Company’s Current Report on Form 8-K filed with the Commission on September 7, 2022, in connection with the Terms Agreement described therein, Thermo entered into a lock-up and right of first offer agreement (the “Lock-up Agreement”) that generally (i) requires Thermo to offer any shares of Common Stock to Apple Inc. before transferring them to any person other than affiliates of Thermo and (ii) prohibits Thermo from transferring shares of Common Stock if such transfer would cause Thermo to hold less than 51.00% of the outstanding Common Stock of the Company. The foregoing statements concerning this agreement are qualified in their entirety by the Lock-up Agreement, a form of which is filed as an exhibit to this Schedule 13D, Amendment No. 12, and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

A. Form of Lock-Up and Right of First Offer Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 7, 2022

FL INVESTMENT HOLDINGS LLC

By:	/s/*
James Monroe III, Manager

THERMO FUNDING II LLC

By:	/s/*
James Monroe III, Authorized Signatory

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner

Monroe Irr. Grantor Trust
By:	/s/*
James Monroe III, Authorized Signatory

/s/*
James Monroe III

* By Arthur McMahon III, Attorney-in-Fact
/s/ Arthur McMahon III
Arthur McMahon III
Dated: September 7, 2022